Exhibit 2.1

DESCRIPTION OF SECURITIES
REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT
As of December 31, 2020, Brookfield Infrastructure Partners L.P. had the following securities registered pursuant to Section 12(b) of the Exchange Act:

Title of class	Trading symbol	Name of exchange on which registered
Limited Partnership Units	BIP	New York Stock Exchange
Series 13 Preferred Units	BIP PR A	New York Stock Exchange
On January 21, 2021, the Series 14 Preferred Units were registered under Section 12(b) of the Exchange Act and were approved for listing for trading on the New York Stock Exchange under the ticker “BIP PR B.”
The following is a description of the material terms of our units and our Limited Partnership Agreement and is qualified in its entirety by reference to all of the provisions of our Limited Partnership Agreement. Because this description is only a summary of the terms of our units and our Limited Partnership Agreement, it does not contain all of the information that you may find useful. For more complete information, you should read our Limited Partnership Agreement, which is available electronically on the website of the SEC at www.sec.gov and our Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) profile at www.sedar.com and will be made available to our holders as described under Item 10.C “Material Contracts” and Item 10.H “Documents on display” in our partnership’s most recent annual report on Form 20-F (as may be amended, the “Annual Report”). Capitalized terms used but not defined herein have the meanings given to them in the Annual Report. All references to “$” are to U.S. dollars and “C$” are to Canadian dollars.
Formation and Duration
Our partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act and the Bermuda Exempted Partnerships Act. Our partnership has a perpetual existence and will continue as a limited liability partnership unless our partnership is terminated or dissolved in accordance with our Limited Partnership Agreement. Our partnership interests consist of our units and preferred units, which represent limited partnership interests in our partnership, and any additional partnership interests representing limited partnership interests that we may issue in the future as described below under “—Issuance of Additional Partnership Interests.” In this description, references to “holders of our partnership interests”, our “preferred unitholders” and our “unitholders” are to our limited partners and references to our limited partners include holders of our units and preferred units.
Nature and Purpose
Under section 2.2 of our Limited Partnership Agreement, the purpose of our partnership is to: acquire and hold interests in the Holding LP and, subject to the approval of our General Partner, interests in any other entity; engage in any activity related to the capitalization and financing of our partnership’s interests in such entities; serve as the managing general partner of the Holding LP; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by our General Partner and that lawfully may be conducted by a limited partnership organized under the Bermuda Limited Partnership Act, the Exempted Partnerships Act, and our Limited Partnership Agreement.

Our Units and Preferred Units
Our units and preferred units are limited partnership interests in our partnership. Holders of our units or preferred units are not entitled to the withdrawal or return of capital contributions in respect of our units or preferred units, except to the extent, if any, that distributions are made to such holders pursuant to our Limited Partnership Agreement or upon the liquidation of our partnership as described below under “—Liquidation and Distribution of Proceeds” or as otherwise required by applicable law. Except to the extent expressly provided in our Limited Partnership Agreement, a holder of our units or preferred units does not have priority over any other unitholder or preferred unitholder, either as to the return of capital contributions or as to profits, losses or distributions. Unitholders and preferred unitholders will not be granted any preemptive or other similar right to acquire additional interests in our partnership. In addition, unitholders and preferred unitholders do not have any right to have their units or preferred units redeemed by our partnership.
Neither our units nor our preferred units have any par value.
Our Preferred Units
The Class A Preferred Units rank senior to the units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of our partnership, whether voluntary or involuntary. Each series of Class A Preferred Units ranks on a parity with every other series of the Class A Preferred Units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of our partnership, whether voluntary or involuntary.
The Series 1 Preferred Units are redeemable by our partnership on June 30 in every fifth year after June 30, 2020 for C$25.00 per Series 1 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 1 Preferred Units will have the right, at their option, to reclassify their Series 1 Preferred Units into Series 2 Preferred Units, subject to certain conditions, on June 30, 2025 and on June 30 every five years thereafter. The Series 3 Preferred Units are redeemable by our partnership on December 31 every five years in every fifth year after December 31, 2020 for C$25.00 per Series 3 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 3 Preferred Units will have the right, at their option, to reclassify their Series 3 Preferred Units into Series 4 Preferred Units, subject to certain conditions, on December 31, 2025 and on December 31 every five years thereafter. The Series 5 Preferred Units are redeemable by our partnership on September 30, 2021 and on September 30 every five years thereafter for C$25.00 per Series 5 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 5 Preferred Units will have the right, at their option, to reclassify their Series 5 Preferred Units into Series 6 Preferred Units, subject to certain conditions, on September 30, 2021 and on September 30 every five years thereafter. The Series 7 Preferred Units are redeemable by our partnership on March 31, 2022 and on March 31 every five years thereafter for C$25.00 per Series 7 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 7 Preferred Units will have the right, at their option, to reclassify their Series 7 Preferred Units into Series 8 Preferred Units, subject to certain conditions, March 31, 2022 and on March 31 every five years thereafter. The Series 9 Preferred Units are redeemable by our partnership on March 31, 2023 and on March 31 every five years thereafter for C$25.00 per Series 9 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 9 Preferred Units will have the right, at their option, to reclassify their Series 9 Preferred Units into Series 10 Preferred Units, subject to certain conditions, on March 31, 2023 and on March 31 every five years thereafter. The Series 11 Preferred Units are redeemable by our partnership on December 31, 2023 and on December 31 every five years thereafter for C$25.00 per Series 11 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 11 Preferred Units will have the right, at their option, to reclassify their Series 11 Preferred Units into Series 12 Preferred Units, subject to certain conditions, on December 31, 2023 and on December 31 every five years thereafter. Subject to certain early redemption provisions, the Series 13 Preferred Units are redeemable by our partnership any time on or after October 14, 2025 for $25.00 per Series 13 Preferred Unit, together with all accrued and unpaid distributions. Subject to certain early redemption provisions, the Series 14 Preferred Units are redeemable by our partnership any time on or after February 16, 2026 for $25.00 per Series 14 Preferred Unit, together with all accrued and unpaid distributions.

Our preferred units do not have a fixed maturity date and are not redeemable at the option of preferred unitholders.
Issuance of Additional Partnership Interests
Subject to the rights of the holders of Class A Preferred Units to approve issuances of additional partnership interests ranking senior to the Class A Preferred Units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of our partnership, whether voluntary or involuntary, our General Partner has broad rights to cause our partnership to issue additional partnership interests and may cause our partnership to issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by our General Partner in its sole discretion, all without approval of our limited partners.
Investments in the Holding LP
If and to the extent that our partnership raises funds by way of the issuance of equity or debt securities, or otherwise, pursuant to a public offering, private placement or otherwise, an amount equal to the proceeds will be invested in the Holding LP, unless otherwise agreed by our partnership and the Holding LP.
Capital Contributions
Brookfield and our General Partner each contributed $1 to the capital of our partnership in order to form our partnership. Thereafter, Brookfield contributed to our partnership limited partnership interests of the Holding LP in exchange for Redeemable Partnership Units and our units, the latter of which was distributed by Brookfield Asset Management in the spin-off.
Distributions
Subject to the rights of holders of Class A Preferred Units to receive cumulative preferential cash distributions in accordance with their terms, distributions to partners of our partnership will be made only as determined by our General Partner in its sole discretion. However, our General Partner will not be permitted to cause our partnership to make a distribution if it does not have sufficient cash on hand to make the distribution, the distribution would render it insolvent or if, in the opinion of our General Partner, the distribution would leave it with insufficient funds to meet any future or contingent obligations. In addition, our partnership will not be permitted to make a distribution on our units unless all accrued distributions have been paid in respect of the Class A Preferred Units and all other units of our partnership ranking prior to or on a parity with the Class A Preferred Units with respect to the payment of distributions.

Holders of the Series 1 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 3.974% annually for the period ending June 30, 2025. Thereafter, the distribution rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 3.56%. Holders of Series 2 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 3.56%. Holders of the Series 3 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.50% annually for the period ending December 31, 2025. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 4.53%, and (ii) 5.50%. Holders of Series 4 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 4.53%. Holders of the Series 5 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.35% annually for the initial period ending September 30, 2021. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 4.64%, and (ii) 5.35%. Holders of Series 6 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90 day Canadian Treasury Bill yield plus 4.64%. Holders of the Series 7 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.00% annually for the initial period ending March 31, 2022. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 3.78%, and (ii) 5.00%. Holders of Series 8 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90 day Canadian Treasury Bill yield plus 3.78%. Holders of the Series 9 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.00% annually for the initial period ending March 31, 2023. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 3.00%, and (ii) 5.00%. Holders of Series 10 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90 day Canadian Treasury Bill yield plus 3.00%. Holders of the Series 11 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.10% annually for the initial period ending December 31, 2023. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 2.92%, and (ii) 5.10%. Holders of Series 12 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 2.92%. Holders of the Series 13 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.125% annually. Holders of the Series 14 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.000% annually.
Subject to the terms of any preferred units outstanding at the time, any distributions from our partnership will be made to the limited partners holding units as to 99.99% and to our General Partner as to 0.01%. Distributions to holders of Class A Preferred Units in accordance with their terms rank higher in priority than distributions to holders of our units. Each holder of units or preferred units will receive a pro rata share of distributions made to all holders of units or preferred units, as applicable, in accordance with the proportion of all units or preferred units held by that holder. See Item 8.A “Consolidated Statements and Other Financial Information” in our Annual Report.
Allocations of Income and Losses
Net income and net loss for U.S. federal income tax purposes will be allocated for each taxable year or other relevant period among our partners (other than our partners holding preferred units) using a monthly, quarterly or other permissible convention pro rata on a per unit basis, except to the extent otherwise required by law or pursuant to tax elections made by our partnership. The source and character of items of income and loss so allocated to a partner of our partnership (other than a partner holding preferred units) will be the same source and character as the income earned or loss incurred by our partnership.

The income for Canadian federal income tax purposes of our partnership for a given fiscal year of our partnership will be allocated to each partner in an amount calculated by multiplying such income by a fraction, the numerator of which is the sum of the distributions received by such partner with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by our partnership to partners with respect to such fiscal year, provided that the numerator and denominator will not include any distributions on the preferred units that are in satisfaction of accrued distributions on the preferred units that were not paid in a previous fiscal year of our partnership where our General Partner determines that the inclusion of such distributions would result in a preferred unitholder being allocated more income than it would have been if the distributions were paid in the fiscal year of our partnership in which they were accrued. Generally, the source and character of items of income so allocated to a partner with respect to a fiscal year of our partnership will be the same source and character as the distributions received by such partner with respect to such fiscal year. To such end, any person who was a partner at any time during such fiscal year but who has disposed of all of their units (including any preferred units) before the last day of that fiscal year may be deemed to be a partner on the last day of such fiscal year for the purposes of subsection 96(1) of the Tax Act. Our General Partner may adjust allocations of items that would otherwise be made pursuant to the terms of our Limited Partnership Agreement to the extent necessary to avoid an adverse effect on our partnership’s limited partners, subject to the approval of a committee of the board of directors of our General Partner made up of independent directors.
If, with respect to a given fiscal year, no distribution is made by our partnership or our partnership has a loss for Canadian federal income tax purposes, one quarter of the income or loss, as the case may be, for Canadian federal income tax purposes for such fiscal year, will be allocated to the partners of record at the end of each quarter ending in such fiscal year as follows: (i) to the preferred unitholders in respect of preferred units held by them on each such date, such amount of the income or the loss, as the case may be, for Canadian federal income tax purposes as our General Partner determines is reasonable in the circumstances having regard to such factors as our General Partner considers to be relevant, including, without limitation, the relative amount of capital contributed to our partnership on the issuance of preferred units as compared to all other units and the relative fair market value of the preferred units as compared to all other units, and (ii) to the partners, other than in respect of preferred units, the remaining amount of the income or the loss, as the case may be, for Canadian federal income tax purposes pro rata to their respective percentage interests on each such date.
Notwithstanding the foregoing, if each of the following conditions are true in a given fiscal year of our partnership:
(i)our partnership or an affiliate of our partnership acquires, buys, buys back or otherwise purchases our units in connection with an offer or program by our partnership or the affiliate to acquire, buy, buy back, or otherwise purchase our units other than by way of a normal course issuer bid or other open market purchase;
(ii)the money or property that is used by our partnership or the affiliate to acquire, buy, buy back or otherwise purchase our units is derived exclusively in whole or in part, directly or indirectly, from money or property that is received by our partnership from the Holding LP as consideration for the purchase for cancellation by the Holding LP of Managing General Partner Units owned by our partnership;
(iii)our partnership has income for Canadian federal income tax purposes; and

(iv)the income for Canadian federal income tax purposes includes positive amounts each of which is an amount that is derived from (A) capital gains (for Canadian federal income tax purposes) realized by our partnership by reason of the purchase for cancellation by the Holding LP of Managing General Partner Units owned by our partnership or (B) the allocation of income for Canadian federal income tax purposes of the Holding LP to our partnership in accordance with the Holding LP’s limited partnership agreement in connection with transactions that provide money or property to the Holding LP that is used exclusively in whole or in part by the Holding LP to purchase for cancellation Managing General Partner Units owned by our partnership, then the income for Canadian federal income tax purposes of our partnership for such fiscal year will generally be allocated as follows: the lesser of (1) the amount of income for Canadian federal income tax purposes of our partnership for such fiscal year, and (2) the aggregate of the positive amounts included in income for Canadian federal income tax purposes for such fiscal year described in item (iv) above, will be allocated exclusively and specially (the “Special Income Allocation Amount”) only to the partnership’s limited partners units are acquired, bought, bought back or otherwise purchased by our partnership or the affiliate, on the basis that each such limited partner shall be allocated the proportion of the Special Income Allocation Amount that the number of units acquired by our partnership or the affiliate from the limited partner is of the total number of units acquired from all partners. The balance (if any) of the income for Canadian federal income tax purposes for such fiscal year (being the amount remaining after subtracting the Special Income Allocation Amount from the income for Canadian federal income tax purposes for such fiscal year) will be allocated in the regular manner described above. For greater certainty, the money or property received by a partner whose units are acquired, bought, bought back, or otherwise purchased by our partnership or an affiliate of our partnership will not be considered to be a distribution from our partnership.
Limited Liability
Assuming that a limited partner does not, in its capacity as a holder of limited partnership units, participate in the control or management of our partnership or conduct the affairs of, sign or execute documents for or otherwise bind our partnership within the meaning of the Bermuda Limited Partnership Act and otherwise acts in conformity with the provisions of our limited partnership agreement, such partner’s liability under the Bermuda Limited Partnership Act and our limited partnership agreement will be limited to the amount of capital such partner is obligated to contribute to our partnership for its limited partner interest plus its share of any undistributed profits and assets, except as described below.
If it were determined, however, that a limited partner, in its capacity as a holder of limited partnership units, was participating in the control or management of our partnership or conducting the affairs of, signing or executing documents for or otherwise binding our partnership (or purporting to do any of the foregoing) within the meaning of the Bermuda Limited Partnership Act or the Bermuda Exempted Partnerships Act, such limited partner would be liable as if it were a general partner of our partnership in respect of all debts of our partnership incurred while that limited partner was so acting or purporting to act. Neither our limited partnership agreement nor the Bermuda Limited Partnership Act specifically provides for legal recourse against our General Partner if a limited partner were to lose limited liability through any fault of our General Partner. While this does not mean that a limited partner could not seek legal recourse, we are not aware of any precedent for such a claim in Bermuda case law.
The Bermuda Limited Partnership Act provides that a limited partner does not take part in the management of a partnership by reason only of serving on a board or committee of that limited partnership’s general partner.

No Management or Control
Our partnership’s limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of our partnership and do not have any right or authority to act for or to bind our partnership or to take part or interfere in the conduct or management of our partnership. Limited partners are not entitled to vote on matters relating to our partnership, although holders of units are entitled to consent to certain matters as described under “—Amendment of Our Limited Partnership Agreement,” “—Opinion of Counsel and Limited Partner Approval,” “—Merger, Sale or Other Disposition of Assets,” and “—Withdrawal of Our General Partner” which may be effected only with the consent of the holders of the percentages of our outstanding units specified below. In addition, limited partners have consent rights with respect to certain fundamental matters and on any other matters that require their approval in accordance with applicable securities laws and stock exchange rules. Each unit shall entitle the holder thereof to one vote for the purposes of any approvals of holders of units. Except as otherwise provided by law or as set out in the provisions attached to any series of Class A Preferred Units and except for meetings of the holders of Class A Preferred Units as a class or meetings of the holders of a series thereof, the holders of a series of Class A Preferred Units are not entitled to receive notice of, attend, or vote at any meeting of holders of units, unless and until our partnership shall have failed to pay eight quarterly distributions in respect of such series of Class A Preferred Units, whether or not consecutive and whether or not such distributions have been declared and whether or not there are any monies of our partnership properly applicable to the payment of distributions. In the event of such nonpayment, and for only so long as any such distributions remain in arrears, such holders will be entitled to receive notice of and to attend each meeting of holders of units (other than any meetings at which only holders of another specified class or series are entitled to vote) and such holders shall have the right, at any such meeting, to one vote for each such Class A Preferred Unit held. Upon payment of the entire amount of all such distributions in arrears, the voting rights of such holders of Class A Preferred Units shall forthwith cease (unless and until the same default shall again arise as described herein).
Meetings
Our General Partner may call special meetings of partners at a time and place outside of Canada determined by our General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. The limited partners do not have the ability to call a special meeting. Only holders of record on the date set by our General Partner (which may not be less than 10 days nor more than 60 days, before the meeting) are entitled to notice of any meeting.
Written consents may be solicited only by or on behalf of our General Partner. Any such consent solicitation may specify that any written consents must be returned to our partnership within the time period, which may not be less than 20 days, specified by our General Partner.
For purposes of determining holders of partnership interests entitled to provide consents to any action described above, our General Partner may set a record date, which may be not less than 10 nor more than 60 days before the date by which record holders are requested in writing by our General Partner to provide such consents. Only those holders of partnership interests on the record date established by our General Partner will be entitled to provide consents with respect to matters as to which a consent right applies.
Amendment of Our Limited Partnership Agreement
Amendments to our Limited Partnership Agreement may be proposed only by or with the consent of our General Partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, our General Partner must seek approval of a majority of our outstanding units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.

Notwithstanding the above, in addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Units as a class and any other approval to be given by the holders of the Class A Preferred Units may be (i) given by a resolution signed by the holders of Class A Preferred Units owning not less than the percentage of the Class A Preferred Units that would be necessary to authorize such action at a meeting of the holders of the Class A Preferred Units at which all holders of the Class A Preferred Units were present and voted or were represented by proxy, or (ii) passed by an affirmative vote of at least 66 2/3 % of the votes cast at a meeting of holders of the Class A Preferred Units duly called for that purpose and at which the holders of at least 25% of the outstanding Class A Preferred Units are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preferred Units then present would form the necessary quorum. At any meeting of holders of Class A Preferred Units as a class, each such holder shall be entitled to one vote in respect of each Class A Preferred Unit held.
Further, in addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to each series of Class A Preferred Units, as a series, and any other approval to be given by the holders of each series of Class A Preferred Units, as a series, may be (i) given by a resolution signed by the holders of the applicable series of Class A Preferred Units owning not less than the percentage of such series of Class A Preferred Units that would be necessary to authorize such action at a meeting of the holders of the applicable series of Class A Preferred Units at which all holders of the applicable series of Class A Preferred Units were present and voted or were represented by proxy, or (ii) passed by an affirmative vote of at least 66 2/3% of the votes cast at a meeting of holders of the applicable series of Class A Preferred Units duly called for that purpose and at which the holders of at least 25% of the outstanding applicable series of Class A Preferred Units are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of the applicable series of Class A Preferred Units then present would form the necessary quorum. At any meeting of holders of a series of Class A Preferred Units, as a series, each such holder shall be entitled to one vote in respect of the applicable Class A Preferred Unit held.
Prohibited Amendments
No amendment may be made that would:
•enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or
•enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by our partnership to our General Partner or any of its affiliates without the consent of our General Partner, which may be given or withheld in its sole discretion.
The provision of our Limited Partnership Agreement preventing the amendments having the effects described directly above can be amended upon the approval of the holders of at least 90% of the outstanding units.
No Limited Partner Approval
Subject to applicable law, our General Partner may generally make amendments to our limited partnership agreement without the approval of any limited partner to reflect:
•a change in the name of our partnership, the location of our partnership’s registered office, or our partnership’s registered agent;
•the admission, substitution or withdrawal of partners in accordance with our Limited Partnership Agreement;

•a change that our General Partner determines is necessary or appropriate for our partnership to qualify or to continue our partnership’s qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or to ensure that our partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;
•an amendment that our General Partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;
•an amendment that is necessary, in the opinion of our counsel, to prevent our partnership or our General Partner or its directors, officers, agents or trustees, from having a material risk of being in any manner being subjected to the provisions of the Investment Company Act or similar legislation in other jurisdictions;
•an amendment that our General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities;
•any amendment expressly permitted in our Limited Partnership Agreement to be made by our General Partner acting alone;
•an amendment effected, necessitated or contemplated by an agreement of merger, consolidation or other combination agreement that has been approved under the terms of our Limited Partnership Agreement;
•any amendment that in the sole discretion of our General Partner is necessary or appropriate to reflect and account for the formation by our partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our Limited Partnership Agreement;
•a change in our partnership’s fiscal year and related changes; or
•any other amendments substantially similar to any of the matters described directly above.
In addition, our General Partner may make amendments to our Limited Partnership Agreement without the approval of any limited partner if those amendments, in the discretion of our General Partner:
•do not adversely affect our partnership’s limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;
•are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority;
•are necessary or appropriate to facilitate the trading of our units or preferred units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our units or preferred units are or will be listed for trading;
•are necessary or appropriate for any action taken by our General Partner relating to splits or combinations of units or preferred units under the provisions of our Limited Partnership Agreement; or
•are required to effect the intent expressed in the provisions of our Limited Partnership Agreement or are otherwise contemplated by our Limited Partnership Agreement.

Opinion of Counsel and Limited Partner Approval
Our General Partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “—No Limited Partner Approval” should occur. No other amendments to our limited partnership agreement will become effective without the approval of holders of at least 90% of our units, unless our partnership obtains an opinion of counsel to the effect that the amendment will not cause our partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes our General Partner has not made the election described below under “—Election to be Treated as a Corporation”) or affect the limited liability of any of our partnership’s limited partners under the Bermuda Limited Partnership Act or the Bermuda Exempted Partnerships Act.
Subject to the terms of any preferred units outstanding, in addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of at least a majority of the outstanding partnership interests of the class so affected.
In addition, any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.
Merger, Sale or Other Disposition of Assets
Any merger, consolidation or other combination of our partnership requires the prior approval of our General Partner who has no duty or obligation to provide any such approval. Our limited partnership agreement generally prohibits our General Partner, without the prior approval of the holders of a majority of our units, from causing our partnership to, among other things, sell, exchange or otherwise dispose of all or substantially all of our partnership’s assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our partnership’s behalf the sale, exchange or other disposition of all or substantially all of the assets of our partnership’s subsidiaries. However, our General Partner in its sole discretion may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our partnership’s assets (including for the benefit of persons other than our partnership or our partnership’s subsidiaries) without that approval. Our General Partner may also sell all or substantially all of our partnership’s assets under any forced sale of any or all of our partnership’s assets pursuant to the foreclosure or other realization upon those encumbrances without that approval.
If conditions specified in our Limited Partnership Agreement are satisfied, our General Partner may convert or merge our partnership into, or convey some or all of our partnership’s assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our partnership’s legal form into another limited liability entity. Holders of partnership interests are not entitled to dissenters’ rights of appraisal under our Limited Partnership Agreement or the Bermuda Limited Partnership Act or the Bermuda Exempted Partnerships Act in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.
Election to be Treated as a Corporation
If our General Partner determines that it is no longer in our partnership’s best interests to continue as a partnership for U.S. federal income tax purposes, our General Partner may elect to treat our partnership as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Termination and Dissolution
Our partnership will terminate upon the earlier to occur of (i) the date on which all of our partnership’s assets have been disposed of or otherwise realized by our partnership and the proceeds of such disposals or realizations have been distributed to partners, (ii) the service of notice by our General Partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority has or will render illegal or impracticable the continuation of our partnership, and (iii) at the election of our General Partner, if our partnership, as determined by our General Partner, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions.
Our partnership will be dissolved upon either (i) the withdrawal of our General Partner as the general partner of our partnership without the appointment of a successor having been implemented or (ii) the entry by a court of competent jurisdiction of a decree of judicial dissolution of our partnership or an order to wind up or liquidate our General Partner without the appointment of a successor. Our partnership will be reconstituted and continue without dissolution if within 30 days of the date of dissolution (and so long as a notice of dissolution has not been filed with the Bermuda Monetary Authority), a successor general partner executes a transfer deed pursuant to which it becomes the general partner of our partnership and assumes the rights and undertakes the obligations of the general partner and our partnership receives an opinion of counsel that the admission of the new general partner as general partner will not result in the loss of the limited liability of any limited partner.
Liquidation and Distribution of Proceeds
Upon our dissolution, unless our partnership is continued as a new limited partnership, the liquidator authorized to wind up our partnership’s affairs will, acting with all of the powers of our General Partner that the liquidator deems necessary or appropriate in its judgment, liquidate our partnership’s assets and apply the proceeds of the liquidation first, to discharge our partnership’s liabilities as provided in our Limited Partnership Agreement and by law, second to holders of any Class A Preferred Units in accordance with the terms of such units and thereafter to the partners holding units pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation of our partnership’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of our partnership’s assets would be impractical or would cause undue loss to the partners.
Withdrawal of Our General Partner
Our General Partner may withdraw as general partner without first obtaining approval of our unitholders and preferred unitholders by giving 90 days’ advance notice, and that withdrawal will not constitute a violation of our Limited Partnership Agreement.
Upon the withdrawal of our General Partner, the holders of a majority of the voting power of our outstanding units may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, our partnership will be dissolved, wound up and liquidated. See “—Termination and Dissolution” above.

In the event of withdrawal of a general partner where that withdrawal violates our Limited Partnership Agreement, a successor general partner will have the option to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. Under all other circumstances where a general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within 30 days of the general partner’s departure, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert within 45 days of the general partner’s departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.
If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partnership interests will automatically convert into units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.
Transfer of the General Partnership Interest
Our General Partner may transfer all or any part of its general partnership interests without first obtaining approval of any unitholder or preferred unitholder. As a condition of this transfer, the transferee must assume the rights and duties of our General Partner to whose interest that transferee has succeeded, agree to be bound by the provisions of our Limited Partnership Agreement and furnish an opinion of counsel regarding limited liability, tax matters, and the Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the members of our General Partner may sell or transfer all or part of their shares in our General Partner without the approval of the unitholders or preferred unitholders.
Partnership Name
If our General Partner ceases to be the general partner of our partnership and our new general partner is not an affiliate of Brookfield, our partnership will be required by our Limited Partnership Agreement to change the name of our partnership to a name that does not include “Brookfield” and which could not be capable of confusion in any way with such name. Our Limited Partnership Agreement explicitly provides that this obligation shall be enforceable and waivable by our General Partner notwithstanding that it may have ceased to be the general partner of our partnership.
Transactions with Interested Parties
Our General Partner, the Service Provider and their respective partners, members, shareholders, directors, officers, employees and shareholders, which we refer to as “interested parties,” may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with our units or preferred units with the same rights they would have if our General Partner was not a party to our Limited Partnership Agreement. An interested party will not be liable to account either to other interested parties or to our partnership, our partnership’s partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

Our Limited Partnership Agreement permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with our partnership, the Holding LP, any of the Holding Entities, any operating entity or any other holding vehicle established by our partnership and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to our partnership, the Holding LP, any of the Holding Entities, any operating entity or any other holding vehicle established by our partnership or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to any approval requirements that are contained in our conflicts protocol. See Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties” in our Annual Report.
Outside Activities of Our General Partner; Conflicts of Interest
Under our Limited Partnership Agreement, our General Partner is required to maintain as its sole activity the role of general partner of our partnership. Our General Partner is not permitted to engage in any activity or incur or guarantee any debts or liabilities except in connection with or incidental to its performance as general partner or incurring, guaranteeing, acquiring, owning or disposing of debt or equity securities of the Holding LP, a Holding Entity or any other holding vehicle established by our partnership.
Our Limited Partnership Agreement provides that each person who is entitled to be indemnified by our partnership (other than our General Partner), as described below under “—Indemnification; Limitation on Liability,” has the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether (i) such activities are similar to our affairs or activities or (ii) such affairs and activities directly compete with, or disfavor or exclude, our General Partner, our partnership, the Holding LP, any Holding Entity, any operating entity or any other holding vehicle established by our partnership. Such business interests, activities and engagements will be deemed not to constitute a breach of our Limited Partnership Agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of our General Partner, our partnership, the Holding LP, any Holding Entity, any operating entity and any other holding vehicle established by our partnership (or any of their respective investors), and shall be deemed not to be a breach of our General Partner’s fiduciary duties or any other obligation of any type whatsoever of our General Partner. None of our General Partner, our partnership, the Holding LP, any Holding Entity, any operating entity, any other holding vehicle established by our partnership or any other person shall have any rights by virtue of our Limited Partnership Agreement or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by our partnership as described below under “—Indemnification; Limitation on Liability.”
Our General Partner and the other indemnified persons described in the preceding paragraph do not have any obligation under our Limited Partnership Agreement or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our partnership, the Holding LP, any Holding Entity, any operating entity or any other holding vehicle established by our partnership. These provisions will not affect any obligation of an indemnified person to present business or investment opportunities to our partnership, the Holding LP, any Holding Entity, any operating entity or any other holding vehicle established by our partnership pursuant to a separate written agreement between such persons.
Any conflicts of interest and potential conflicts of interest that are approved by a majority of our General Partner’s independent directors from time-to-time will be deemed approved by all partners. Pursuant to our conflicts protocol, independent directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. See Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties” in our Annual Report.

Indemnification; Limitations on Liability
Under our Limited Partnership Agreement, our partnership is required to indemnify to the fullest extent permitted by law our General Partner, the Service Provider and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of the Holding LP, a Holding Entity, operating entity or any other holding vehicle established by our partnership and any other person designated by our General Partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under our Limited Partnership Agreement, (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful and (ii) any matter that is approved by the independent directors of our General Partner will not constitute a breach of our Limited Partnership Agreement or any duties stated or implied by law or equity, including fiduciary duties. Our Limited Partnership Agreement requires us to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.
Accounts, Reports and Other Information
Our partnership prepares its financial statements in accordance with IFRS. Our partnership’s financial statements must be made publicly available together with a statement of the accounting policies used in their preparation, such information as may be required by applicable laws and regulations and such information as our General Partner deems appropriate. Our partnership’s annual financial statements must be audited by an independent accountant firm of international standing and made publicly available within such period of time as is required to comply with applicable laws and regulations, including any rules of any applicable securities exchange. Our partnership’s quarterly financial statements may be unaudited and are made available publicly as and within the time period required by applicable laws and regulations.
Our General Partner is also required to use commercially reasonable efforts to prepare and send to the limited partners of our partnership on an annual basis, additional information regarding our partnership, including Schedule K-1 (or equivalent) and information related to the passive foreign investment company status of any non-U.S. corporation that we control and, where reasonably possible, any other non-U.S. corporation in which we hold an interest. However, unitholders and preferred unitholders that do not ordinarily have U.S. federal tax filing requirements will not receive a Schedule K-1 and related information unless such unitholders and preferred unitholders request it within 60 days after the close of each calendar year. Our General Partner will, where reasonably possible, prepare and send information required by the non-U.S. limited partners of our partnership for U.S. federal income tax reporting purposes, including information related to investments in “U.S. real property interests,” as that term is defined in Section 897 of the U.S. Internal Revenue Code. Our General Partner will also, where reasonably possible and applicable, prepare and send information required by limited partners of our partnership for Canadian federal income tax purposes.

Governing Law; Submission to Jurisdiction
Our Limited Partnership Agreement is governed by and will be construed in accordance with the laws of Bermuda. Under our Limited Partnership Agreement, each of our partnership’s partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to the non-exclusive jurisdiction of any court in Bermuda in any dispute, suit, action or proceeding arising out of or relating to our Limited Partnership Agreement. Each partner waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the partner. Any final judgment against a partner in any proceedings brought in a court in Bermuda will be conclusive and binding upon the partner and may be enforced in the courts of any other jurisdiction of which the partner is or may be subject, by suit upon such judgment. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of our partnership.
Transfers of Units
We are not required to recognize any transfer of our units or preferred units until certificates, if any, evidencing such units are surrendered for registration of transfer. Each person to whom a unit or preferred unit is transferred (including any nominee holder or an agent or representative acquiring such unit for the account of another person) will be admitted to our partnership as a partner with respect to the unit or preferred unit so transferred subject to and in accordance with the terms of our Limited Partnership Agreement. Any transfer of a unit or preferred unit will not entitle the transferee to share in the profits and losses of our partnership, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a partner and a party to our Limited Partnership Agreement.
By accepting a unit or preferred unit for transfer in accordance with our Limited Partnership Agreement, each transferee will be deemed to have:
•executed our Limited Partnership Agreement and become bound by the terms thereof;
•granted an irrevocable power of attorney to our General Partner and any officer thereof to act as such partner’s agent and attorney-in-fact to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices all (i) all agreements, certificates, documents and other instruments relating to the existence or qualification of our partnership as an exempted limited partnership (or a partnership in which the limited partners have limited liability) in Bermuda and in all jurisdictions in which our partnership may conduct activities and affairs or own property; any amendment, change, modification or restatement of our Limited Partnership Agreement, subject to the requirements of our Limited Partnership Agreement; the dissolution and liquidation of our partnership; the admission, withdrawal or removal of any partner of our partnership or any capital contribution of any partner of our partnership; the determination of the rights, preferences and privileges of any class or series of units or other partnership interests of our partnership, and to a merger or consolidation of our partnership; and (ii) subject to the requirements of our Limited Partnership Agreement, all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the sole discretion of our General Partner or the liquidator of our partnership, to make, evidence, give, confirm or ratify any voting consent, approval, agreement or other action that is made or given by our partnership’s partners or is consistent with the terms of our Limited Partnership Agreement or to effectuate the terms or intent of our Limited Partnership Agreement;
•made the consents and waivers contained in our Limited Partnership Agreement, including with respect to the approval of the transactions and agreements entered into in connection with our formation and the spin-off; and
•ratified and confirmed all contracts, agreements, assignments and instruments entered into on behalf of our partnership in accordance with our Limited Partnership Agreement.

The transfer of any unit or preferred unit and the admission of any new partner to our partnership will not constitute any amendment to our Limited Partnership Agreement.
Book-Based System
Our units and preferred units may be represented in the form of one or more fully registered unit certificates held by, or on behalf of, CDS or DTC, as applicable, as custodian of such certificates for the participants of CDS or DTC, registered in the name of CDS or DTC or their respective nominee, and registration of ownership and transfers of units and preferred units may be effected through the book-based system administered by CDS or DTC, as applicable.
Transfer Agent and Registrar
Computershare Inc. in Canton, Massachusetts, U.S.A. and Computershare Investor Services Inc. in Toronto, Ontario, Canada have been appointed to act as transfer agent and registrar for the purpose of registering our units and Class A Preferred Units, respectively, and transfers of our units and Class A Preferred Units, respectively, as provided in our Limited Partnership Agreement.